EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Frank’s International N.V.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-190607) and Form S-3 (Nos. 333-200588, 333-206131, and 333-214509) of Frank’s International N.V. of our reports dated February 25, 2019, with respect to the consolidated balance sheet of Frank’s International N.V. and subsidiaries as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (and financial statement Schedule II-Valuation and Qualifying Accounts) (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Frank’s International N.V.

/s/ KPMG LLP

Houston, Texas
February 25, 2019